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September 12, 2018

VIA EDGAR AND ELECTRONIC MAIL

Tiffany Piland Posil

Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Wheeler Real Estate Investment Trust, Inc. (“Wheeler” or the “Company”)
Definitive Additional Materials on Schedule 14A Filed September 5, 2018 by Stilwell Activist Investments, L.P. et al. (collectively, “Stilwell”)
File No. 001-35713

Dear Ms. Posil:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) dated September 8, 2018 (the “Staff Letter”) with regard to the above-referenced soliciting material filed by Stilwell in connection with the 2018 annual meeting of stockholders of the Company (the “Annual Meeting”). We have reviewed the Staff Letter with our client, Stilwell, and provide the following responses on its behalf. For ease of reference, the comment in the Staff Letter is reproduced in italicized form below.

Soliciting Materials

1.	Please avoid issuing statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Please note that the factual foundation for such assertions must be reasonable. Refer to Note (b) of Rule 14a-9. Please provide us with the factual foundation for your statement that Mr. McAuliffe “lacked the requisite backbone” to dissuade the Board from approving “such a dumb deal.”

Stilwell acknowledges the Staff’s comment and respectfully believes that a factual foundation exists for the statement referenced above. Accordingly, Stilwell provides the Staff with the following supplemental support for the above-referenced statement.

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September 12, 2018

In January of 2018, Wheeler issued 1.4 million shares of Series D Cumulative Convertible Preferred Stock, no par value (the “Series D Preferred Stock”) to purchase a retail shopping center located in Norfolk, Virginia known as JANAF. As set forth in Stilwell’s definitive proxy statement filed with the SEC on August 16, 2018, the Board of Directors (the “Board”) issued the Series D Preferred Stock at an $8.50 discount to face value, which resulted in an immediate destruction of more than $12 million dollars for Wheeler’s common shareholders. Specifically, each share of the Series D Preferred Stock has a liquidation preference of $25.00 despite being issued at $16.50 per share. In other words, this Board decision resulted in a loss of $8.50 per share issued. Moreover, the shares of Series D Preferred Stock have an annual coupon of approximately $2.19, which represents a cost of approximately 13.25% relative to the $16.50 issuance price. Notably, this cost further escalates in September of 2023 at a rate of 2% a year up to a 14% coupon. Accordingly, if the Company does not redeem the Series D Preferred Stock in 2023, it will become even more costly to the Company and in turn, its common shareholders.

Stilwell is not alone with respect to its concerns regarding the Board’s issuance of the Series D Preferred Stock. In an article by Dane Bowler,1 the deal was described as “[o]ne of the most ill-advised transactions in modern REIT history.” The article further highlighted the fact that the Series D issuance “came at a cost of 21.8% (13.25% coupon payments + 8.55% amortized impairment charge),” noting that “[t]here is almost no outcome in which a single digit cap rate acquisition of a retail property could possibly overcome this cost of capital.”

The Board’s decision to approve the issuance of the Series D Preferred Stock at an $8.50 discount to face value caused Wheeler common shares to plummet (they declined by half) and was dilutive to common shareholders. John P. McAuliffe, an independent director of the Company and investment banker who the Company touts as having “participated in excess of over 200 capital raises” and “has over 36 years of experience in the financial services industry,”2 failed to dissuade the Board from consummating this deeply flawed and harmful business transaction and we believe, approved the deal.3

It should also be noted that the Board (and touted financial expert Mr. McAuliffe), approved this deal in 2018 despite the adverse recommendation it received from Institutional Shareholder Services Inc. (“ISS”), one of the leading proxy voting advisory firms, at Wheeler’s 2017 annual meeting of shareholders. ISS recommended that shareholders “WITHHOLD” on the election of every director up for re-election (other than John Sweet, who was a new director candidate at that time) because the Board had unilaterally approved a significant increase in the Company’s authorized shares of preferred stock without putting the matter to a shareholder vote. According to ISS, Wheeler’s “decision to unilaterally increase its authorized preferred shares is concerning as shareholders should have the right to opine on matters that could affect their voting power and economic position at the [C]ompany.” Stilwell agrees with ISS that the Company should have put such a material stock issuance to a shareholder vote, especially in this instance, as ISS presciently stated in its 2017 report: “particularly when the increase is significant and appears to be excessive.”

1 Dane Bowler, Wheeler Preferreds Are Well Positioned At Current Discount, Seeking Alpha, pg. 2 (Sep. 6, 2018 10:42 AM ET), available at https://seekingalpha.com/article/4204492-wheeler-preferreds-well-positioned-current-discount?.

2 See Company’s definitive proxy statement filed with the SEC on August 31, 2018.

3 According to press reports, the Board voted unanimously to approve the deal. See Joshua Weinstein, New JANAF owners fire CEO, who claims ‘bully’ investor pressured company, Southside Daily (January 31, 2018), available at https://southsidedaily.com/business/2018/01/31/after-janaf-purchase-fired-real-estate-ceo-says-bully-investor-led-to-his-termination/.

September 12, 2018

In light of the foregoing, Stilwell believes that “dumb,” which is defined as “lacking intelligence,”4 is an accurate description of the deal. Furthermore, given the public consensus that the issuance of the Series D Preferred Stock was “truly disastrous for common shareholders,”5 taken together with Mr. McAuliffe’s experience and qualifications, and his ability to understand the catastrophic consequences of the issuance, Stilwell can find no explanation for Mr. McAuliffe’s apparent failure to intervene and protect the best interests of common shareholders, other than an unwillingness and/or inability to stand up (i.e., “lacked the requisite backbone”) to the other members of the Board. Mr. McAuliffe, as an independent director and member of the Finance Committee, has a particularly important role in ensuring that the best interests of the shareholders are at the forefront of the Board’s consideration when making important business decisions, such as authorizing additional stock. Accordingly, it is of paramount importance that the shareholders of the Company be able to fully assess Mr. McAuliffe’s ability to be an effective steward of the Company and its shareholders, together with his ability to temper the caprice of some of the other directors. We therefore believe that highlighting his shortcomings in that role is not only relevant, but imperative, to shareholders, particularly as they contemplate alternative director nominees up for election at the Annual Meeting.

Lastly, Stilwell respectfully advises the Staff that the above-referenced statement is Stilwell’s reasoned conclusion regarding Mr. McAuliffe’s behavior, supported by the totality of the circumstances and facts, and is not meant to impugn his character or integrity.

* * *

The Staff is invited to contact the undersigned with any comments or questions it may have. Thank you for your assistance.

Sincerely,

/s/ Meagan Reda, Esq.

Meagan Reda, Esq.

cc: Megan Parisi, The Stilwell Group

4 Merriam-Webster.com. 2011. https://www.merriam-webster.com (May 8, 2011).

5Dane Bowler, Wheeler Preferreds Are Well Positioned At Current Discount, Seeking Alpha, pg. 2 (Sep. 6, 2018 10:42 AM ET), available at https://seekingalpha.com/article/4204492-wheeler-preferreds-well-positioned-current-discount?.